Exhibit 16.1

May 17, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Orchid Cellmark Inc. and, under the date of March 15, 2007, we reported on the consolidated financial statements of Orchid Cellmark Inc. and subsidiaries as of and for the years ended December 31, 2006 and 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006. On May 11, 2007, we were dismissed. We have read Orchid Cellmark Inc.’s statements included under Item 4.01(a) of its Form 8-K dated May 17, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the decision to change principal accountants was approved by the Audit Committee of the Board of Directors of the Company.

Very truly yours,

/s/ KPMG LLP